Exhibit 99.1

Engility All Hands Call Transcript

September 10, 2018
12:00 p.m. ET

Operator:	Hello and welcome to today’s webcast. My name is Christina, and I will be your event specialist today.

All lines have been placed on mute to prevent any background noise. Please note that today’s webcast is being reported and that we are not hosting a Q&A session following the remarks. If you would like to view the presentation in a full screen view, click the full screen button in the lower right-hand corner of your screen; press the escape key on your keyboard to return to your original view. For optimal viewing and participation, please disable your popup blockers.

And finally, should you need technical assistance, as a best practice, we suggest you first refresh your browser. If that does not resolve the issue, please click on the support option in the upper right-hand corner of your screen for online troubleshooting.

It is now my pleasure to turn today’s program over to Roela Santos, Vice President of Communications for Engility. Ms. Santos, the floor is yours.

Roela Santos:	Thank you, Christina, and thank you, everyone, for joining today’s call -- especially given such short notice.

As many of you are aware, earlier this morning we announced that SAIC intends to acquire Engility in a $2.5 billion, all-stock transaction that's expected to close in early 2019. This represents a very significant step forward that accelerates our ability to meet our strategic objectives of growing the company and providing more opportunities for professional development to our employees.

So this afternoon, we’d like to share the details of the Engility journey that brought us to this positive outcome and introduce you to Tony Moraco, Chief Executive Officer of SAIC and the CEO of our combined organization moving forward. We will ask Tony to share more information about SAIC and what the Engility acquisition means to the company.

Lynn will then talk about how this deal accelerates Engility’s strategy and objectives. After that, our General Counsel, Tom Miiller, will walk us through what to expect between now and when the deal closes in early 2019. Then I’ll end our call with resources on how you can stay informed, ask questions, and receive updates on the integration plans.

But before we talk about this new and exciting phase in our business, we’ll ask Susan Balaguer, our Chief Human Resources Officer, to answer a few questions that may be on your mind. Susan?

Susan Balaguer:	Thank you, Roela.

We know that with any acquisition announcement, you will have many questions regarding what this means for you and for your family. There are two important things to remember.

First is that until the acquisition is completed -- which is expected to happen early next year -- your job and your benefits remain the same. We have a number of months of Engility-SAIC integration planning meetings to complete before any changes are implemented. Second, SAIC and Engility are committed to partnering together in making important decisions, and we are committed to getting the answers to you as quickly as possible as business decisions are made.

So let’s talk about your 2018 benefits and the upcoming open enrollment. All current Engility benefits -- medical, dental, vision, et cetera -- will remain the same through December 31, 2018. Employees will be invited to participate in Engility’s benefits open enrollment in late October to elect benefits for 2019, which will be in effect through the expected closing in early 2019.

Current PTO and 401(k) plans will remain unchanged until closing. At this point, we don’t have any details on SAIC’s benefits and the plans for Engility’s benefits post closing, but we will let you know as soon as those decisions are made. It is our expectation today that Engility employees continuing employment with SAIC will receive employee benefits that are comparable in the aggregate to those currently provided by Engility until the end of 2019. We do not anticipate any major benefit changes in that timeframe.

In summary, the majority of our employees’ positions will not be affected by the acquisition, and similar benefits will remain in place until the end of 2019.

Roela Santos:	Thank you, Susan.

And it’s worth reiterating a couple of Susan’s key points here. One, for the majority of employees, where and how you serve your customers will not be impacted by this transaction. It will be business as usual; no changes anticipated. And two, we will be communicating all information as soon as it become available; when decisions are made, we will share them with you.

Now, let me turn the stage over to Lynn.

Lynn Dugle:	Thanks, Roela. And Tony Moraco, SAIC CEO, I just want to thank you for joining us on a very busy day to be a part of our all hands meeting.

Tony Moraco:	Thanks, Lynn.

Lynn Dugle:
Before I turn it over to you, I wanted to just share with all of you on the phone the journey that led us to a really positive outcome and the story behind today’s announcement and how it benefits our employees, our customers, and all of our stakeholders.

Many of you have heard me say many times that Engility does not compete on scale -- that as a $2 billion company, we could go to the market, we could be cost-competitive, and the way we won was through great performance and differentiated, really distinct solutions. We solve problems for our customers.

And so I was not interested in Engility buying or being sold into a situation that really was driven by scale or a cost-saving proposition, if you will. But I also said I would always be interested and very intrigued by a combination of companies that really had complementary capabilities where we could identify revenue synergies and that, in the near-term, we’d have the ability to invest more dollars to create those solutions that would really, really make us something special in the market.

And that is important to be able to do now because as we all know, we’re experiencing the best DOD, space, intel, federal budgets that we’ve had in a decade. So being able to invest more dollars in the near term is much more positive, creates much more opportunity for our team, solves more customer problems than if we were able to invest that same amount of money two or three years from now.

So as the market continued to improve -- and here’s the point that is the most important -- because of all the hard work, the successful market repositioning and the strong execution of the Engility team that resulted in improved performance as a company -- we caught the industry’s attention and we received multiple expressions of interest from various parties. And I just want to thank you, and I hope you take a lot of pride because this is really an incredible accomplishment based on how we were perceived in the market and some uneven performance just three years ago.

So as we received those offers as a public company, we were then legally obligated to evaluate potential offers. And we did this really very thoughtfully, very deliberately, and through a very strategic lens. We considered how each offer really helped us propel ourselves into the future; we had designed our strategic objective of accelerated growth, more professional opportunities and challenges for our employees.

We were looking hard at differentiated capabilities, companies that had very deep customer mission knowledge and would be welcoming and accepting and would value our employees -- their skills and talents. And as we completed that analysis, I can tell you that the answer became extremely clear -- that SAIC presented us with the most compelling path to deliver new solutions to more customers in combination with a company that today is our largest strategic partner. We know them and they know us.

As Roela mentioned, we are fortunate -- very fortunate -- to have Tony with us today. I’ve known Tony for over 10 years. He is, in my opinion, the very best CEO of any mid-tier services firm in the industry. I’m confident and excited. I know that he has a full appreciation of Engility’s team strengths, and he will be an exceptional leader as we bring the two companies together.

Tony, why don’t you take a few minutes to share some background information about SAIC and our combined future?

Tony Moraco:
Thank you, Lynn, and I appreciate the opportunity to talk with all of you. As Lynn said, it’s a very exciting day for -- not only Engility -- but SAIC. And as you hear more about the opportunity set, it’s largely driven, as Lynn said, around alignment of our current strategies and the intent to try and take advantage of this near-term, slightly improved government market and be better positioned for a reality two years from now, when perhaps the budgets are less robust. Although, I wouldn’t necessarily call this so robust, but more than we saw four or five years ago.

I’ve been with SAIC for 12 years, I grew up in a GEOINT intelligence background. Five years ago, the company decided to split; it was about $5 billion -- SAIC had gone public in '06, and I arrived in that same timeframe.

And just to put it in context, at the time, our legacy parent -- Leidos now -- there was a separation that was driven by competitiveness, by solution sets and customer sets and OCIs. As we’re all familiar, the NRO probably leans the most forward on some of the OCI. We used to have mitigation plans. And once it became a legal entity division, we all saw that we were conflicted within our own businesses. And so we saw that as a challenge in the legacy company.

So we elected to split, about 60-40. So we started with a $4 billion business. I had moved from a national security group of the parent to this new portfolio, so it was relatively new, more Fed Civ and defense than I was familiar with. Leidos kept all of the intelligence business. So a different profile, but one that still had a lot of opportunity -- and I also want to reinforce that we came to market as a services and solutions company.

There was a shorthand that Leidos was solutions and high end and SAIC was going to be the services low end -- which was not true. And I think we’ve proven the distinction between them. So we’re very proud of the technology integrator brand, because it does align well with our customers. In the context, you think about the need for innovative solutions to reestablish technical superiority.

Modernization is a buzzword that aligns very much to our technology integrator strategy and brand. That modernization plays in both -- in two dimensions -- which again is a key talent of SAIC's. Find a balance of mission and IT because federal government has demands in both arenas, whether it’s IT, enterprise IT to service and enterprise or agency, or to enable mission delivery in the form of networks and comms, and the mission side itself.

And Engility’s prowess in the mission side strengthens SAIC’s. We have common disciplines in system engineering, program management -- all fundamental to the strong performance that Lynn mentioned. But we do seek this balance of mission and IT, and I think all of us in the last five to 10 years saw the convergence of the mission folks and the CIOs.

And the sell to one or the other became a bit of a blend, and we saw mission enablement through IT, and so we continue to try and strike a balance with our partners -- like Engility, like some of the IT providers -- to maintain that balance and do that cross sell. And at a larger scale, given our large scope contracts we both carry, those broad scopes gives us the ability to do both.

And we see some of our peers more biased in the mission side or more biased in IT. But we really want to try and strike that balance because we think it does create a differentiator on one hand and also helps stabilize the portfolio on a whole, that’s very important.

So those are the tenets around technology integration, the mission IT. We bought Scitor three years ago; that was our reentry into intel on more of the service delivery side, given the boundary conditions. We think Engility’s portfolio very much aligns through that, so we don’t see any major OCI elements in that for that reason. So that was a conscious decision to operate in that side to be complementary to that legacy part of our portfolio.

We run a business that’s very much aligned in defense, national security, and federal civilian type agencies. We very much are aligned to differentiated solutions as Lynn talked about, and we see an opportunity to look at the technical capabilities that both companies have.

Some are very complementary and can actually be joint integrated for a maybe more bundled solution. Others are complementary in their own way if there's another technology that we can actually sell to our existing customer base.

Lynn Dugle:
And when we looked at our investment, where each company independently was going to invest, we have a lot of overlap. So we’re talking about data analytics, all of those things that now joining those two sets of dollars really gets us a bigger bang.

Tony Moraco:
It really does. And Lynn's point on the scale side as we talk about scale not for scale's sake. We’ve tried to use that word in this concept around the market sub-segments. We have a large size enterprise, and it’s not just scale at that level. The scale that we find and the ability of us to compete, we compete at the account and at the capability level. We don’t compete at a government level; it’s down below those different agencies and services.

Lynn Dugle:	You don’t get scale to the collective army.

Tony Moraco:	Yes, right, exactly, right.

So you all know the account management’s critical, the program management insights are there, and it’s really that area that we want to try and reinforce -- the program management expertise, the contract portfolios, and manage the business as a broad portfolio. So scale in the context of market segment leadership -- intelligence portfolio and the space business are probably the first alignment on interest, and that generally puts in those contexts to think about it.

It moves our collective business to have a more than $1 billion portfolio in the intelligence community, more than $1 billion in the space capabilities -- which cross many customers from NASA to the NRO to Air Force Space. So that expertise, that breadth -- as we know -- is critical in this marketplace to demonstrate past performance, increase our capacity and our investment strategies.

The businesses align very much on this engineering integration and mission support. So as we see it, we move -- SAIC moves from about a $600 million Systems Engineering and Integration (SE&I) portfolio to $1.4 billion. So again, between capabilities and market presence that we have, is this $1 billion portfolio set is how I’d like to characterize it -- we have scale in the segments we elect to serve. A $1 billion portfolio gives that business area enough critical mass to make organic decisions, trades on PWIN, on pipeline, on investments in technology.

And then at the enterprise level, it’s very strategic of how we might shift certain resources given market dynamics -- whether it be a certain business that’s light on re-competes that year where we can move some money for heavy re-competes -- always protect the business that you have -- and then look for opportunities to expand and sell new services and then grow into new accounts.

So just want to give you some color on the breadth of the business, and it’s not limited to space and intel. The federal civilian side with FAA is a great example of where we have mission capabilities that are complementary; we do some of the training activities there. Training and simulation is another area that we think across -- is really ubiquitous across the government, and very much aligns to modernization. If you’re going to put in a new system, somebody’s going to get trained on it. If you’re going to increase your force, you’re going to have to train some folks.

So training and simulation is facilitated by analytics. As we move forward in this era of analytics that drive machine learning, that drives artificial intelligence, we can be at the forefront of that move in new technologies, new combinations that will drive our market positions for decades to come. So it’s that context with technology integration, mission and IT, system engineering, program management and differing solutions, we saw as very compatible.

Lynn Dugle:
And even in our defense business, I don’t know about you, Tony, but I was really pleasantly surprised to see that we play in the same arenas, but it’s either distinct, a different solution set -- you’re providing IT, we might be doing systems engineering-- or geographies. We'd look at Navy and we say, you guys are much stronger on the West Coast, we’re stronger on the East Coast, you’re doing more IT, we’re doing more IV&V or systems -- and bringing that together. I thought we might have more overlap in our defense businesses, but it did not turn out to be that way.

Tony Moraco:	Yes, we felt the same way. Sounds like, OK, we’re going to have to reconcile a lot of businesses and it would lean much more towards those things that were complementary.

Lynn Dugle:	Yes.

Tony Moraco:
And I think as one enterprise -- to Lynn's point -- on our investment strategies, to focus on differentiation that aligns to an enterprise view of the market and we align those well, we can help differentiate the pipeline based on that technology and the past performance, and really drive outcomes. I think collectively we’ve been thought leaders in the market.

I spent a lot of time with Lynn working security clearance issues -- working the government services sector collectively. She carries a lot of weight with the businesses and the customers on what is relevant to mission. And so we can truly support that, and I think it aligns extremely well for our ability to really make an impact to our customers -- at the same time, outperform our peers, because that’s more fun.

Everyone likes to win. I like to grow and what we’ve, I think, benefited from since the spin-off, based on performance, is we’ve sustained a premium to our peers in in the market on multiples. But again, it’s driven around performance, it’s driven around market positions. And our intent together and being stronger together, as I think is a key theme, where we’ll be much more confident in our ability to outpace our peers as we think about a favorable market today -- or perhaps a less favorable market in the future.

Lynn Dugle:
And as a $2 billion company, we looked -- and I know many of you participated in our IDEA process -- chewing up and prioritizing what are the capabilities that we needed to compete the best in the market. And we looked at our company, and we had about $3.5 million that we might be able to invest.

And so as you might imagine we had a lot of things below the cut line that the market needs today that we wouldn’t have been able to invest in alone. And so when you think about now going from a $2 billion company to a $6.5 billion you can imagine that there’ll be more room. And we’re not going to ask you, Tony, to commit today to an investment level. We won’t put you on the spot ...

Tony Moraco:	Not now. There’s already been an ask... [laugh]

Lynn Dugle:	There’s already been an ask -- yes, get there first right? [laugh]

Tony Moraco:	Right.

Lynn Dugle:	But really, I mean you can see the power of that kind of scale.

Tony Moraco:
Right. Scale creates capacity. And the subject matter expertise I touched on the call today, just the workforce itself. Having a cleared workforce these days, which is not increasing in scale or size, sharing it across everybody. But who owns them, who has them and who can facilitate the employee engagements the most -- is going to win.

Because that’s what we deliver -- subject matter expertise and the solutions and the mission knowledge that really drives the outcome. So capacity, our ability to bid larger flywheel type programs -- more of them. So if you can have budgets to bid $1 billion deals a year, and I can do three, or Leidos can do five, we’re drilling four or more that puts us in a position to win our fair share.

And then that just creates such stability and career opportunities for the staff collectively, so there’s a lot of great dimensions to the deal. You’ll hear more about it going forward. We’re very excited about it. There’s market position near term, long term, and we do think that the integration -- as the strategy has aligned so much -- we’re not asking anybody to do anything substantially differently.

A lot of it is still moving in the same direction. Pick up momentum hopefully, reprioritizing some things that are opportunistic in the near term that maybe we thought weren’t achievable or actionable, so all that will play out. You’ll hear more from the collective teams. I’m very pleased with how the due diligence played out. So we have gotten to know each other a little bit.

And that reinforced the partnership and we’re going to leverage that into integration phase so that we can get to market as fast as possible once we get to close. But to reinforce that, we operate separately for a while, we’ll do some planning, and then we’ll get into a fast to market so we can take full advantage and outpace our peers. So thank you for the opportunity.

Lynn Dugle:	Yes, thank you.

Tony Moraco:	We’re very excited about it and look forward to talking to you more in the future.

Roela Santos:
Great, thank you for sharing those insights, Tony and Lynn, and for adding color around this stronger together partnership. So we look forward to hearing more, again, from you, Tony, in the next few weeks and months.

But switching gears now -- we spoke about operating separately -- Tom, you’ve been through this process before. What should we expect?

Tom Miiller:
Yes, I would imagine when you all woke up this morning after the news sunk in you started asking the question of, what’s next -- what’s going to happen? And I will tell you that tomorrow we will do our job the same way we’re doing it today, and over the next few months we will be operating as separate companies.

We don’t anticipate this transaction to close until the first part of 2019. We will be separate entities, separate competitors in that time period. But we’ll be working together on integration and planning the transition so that we will be a very successful market leading company after the close in the first part of 2019. I know we’re all going to be looking forward to getting to know our SAIC counterparts, the various leaders, and the broader team. There’s a lot of promise and a lot of excitement that goes with that.

As part of the transition process we’re going to be looking at the current organizational structures of both companies to make sure that the combined company will be in a position to provide the right level of support to our customers. As we go through that process we’re going to announce any changes to organizational or reporting structures as soon as possible, so that we minimize any level of anxiety you might have, any disruptions, or distractions. I just want to, in a manner of speaking, foot-stomp that point -- we’re all in this business ultimately to support our customers and to support the mission.

And that’s where our focus should remain during this time period and afterwards. After we close the transaction in January, we are definitely going to be one of the market leading organizations and have the combined expertise and experience to be able to lead our market.

So in the next four months or so before the transaction closes I don’t want you to forget the reality that we are still two different companies, and as a result under a number of legal requirements -- not just anti-trust, but other requirements in our government services market space. We are required to operate separately. That means that we continue business as usual. We are arms-length competitors and teaming partners. We are not going to be in a position to share confidential financial information. We won't be talking about our wrap rates, we won't be talking about our indirect rates -- until the transaction closes. After that, we are one company. We won't be changing our business practices relative to each other.

If you have any questions about this, please review the conduct of business guidelines that went out from Lynn this morning. You would have received it by e-mail.

Lynn Dugle:
Tom, let me just add that some of this can be unclear, or a bit ambiguous, and so I think the watch word is, if you have any questions at all, just call one of your leadership team members -- contact Tom. We're here to help and we know it can be confusing. So, certainly read through the materials, but let us help you interpret that and assist you any time you have a question.

Tom Miiller:
Absolutely. And before I turn back to Roela, I can't help but take this opportunity to say that on March 21, 2016, Lynn Dugle joined a very tumultuous organization and she has led us through her leadership, through her dedication, and unbelievably hard work to this successful transition. And on behalf of myself, the leadership team, and all of Engility, thank you, Lynn.

Lynn Dugle:	Thank you.

Roela Santos:
Thank you, Tom. Now, let me take couple minutes to give everybody some information on how you can be up-to-date throughout this process, because as Tom said, there'll be a lot of changes, there'll be a lot of decisions that will be made. How do you stay on top of everything? So, we've set up a number of employee communication channels to make it easier for all of our employees to get this information.

First, please check you Engility email regularly for transition bulletins. Also check the INSIGHT transition page for news and updated materials. We will send you the first transition bulletin email tomorrow with links to the FAQs document and other resources posted on the INSIGHT transition page. You can access that page now by going to engility.com/transition. This behind the Engility firewall, so just be prepared to put in your credentials.

We have also set up the text alert system for this transition period. So if you visit engility.com/textalert, you can sign up for transition text alerts. And once you've signed up, you will be notified via text when a new transition bulletin has been sent to your Engility email inbox.

If you don't see answers to your questions on INSIGHT, please reach out to your manager or send a note to transition@engility.com. We want to make sure that we reach all of our employees, especially those at customer sites and SCIFs, so we're asking our managers to help us out in this area. Please make sure employees who are not connected to the Engility network are getting regular updates as well.

For example, you might want to discuss the latest updates at your team meetings or printout transition bulletin emails for those who can't access the electronic copies. Lynn and our leadership business leaders are also scheduling trips to our largest sites, so please stay tuned for a schedule of these visits.

Also, regarding marketing efforts, externally we will continue to operate as two separate companies until the deal closes. For us, this means business as usual, so the sponsorships, memberships, community relations events and trade shows that we have planned until close will continue. We'll continue to show up as Engility.

And an important reminder, if you are contacted by a reporter, please politely decline to comment. Give them my contact information; my e-mail address is roela.santos@engility.com or ask them to talk to Scott Fazekas on my team. We will continue to post any changes to our marketing posture through our INSIGHT transition page. In the meantime, if you have any questions about communications, again, please send them to transition@engility.com.

Bottom line, please stay connected, stay engaged and take advantage of our communication channels to get the latest information.

With that, I'd like to turn the mic over back to Lynn for closing remarks.

Lynn Dugle:
Thanks, Roela, and thanks to all of you who have invested your time today to learn more about our future. Everything that you've accomplished over the last three years has created the company that we are today and it's that that has given us the opportunity to join with SAIC to accomplish even more.

I hope that after today's call you can clearly see the advantages of combining our companies and how it will help our customers, it will help us accomplish our goals, and will help each one of us, all of our employees to have a richer and broader opportunity set for professional development going forward.

Remember that we need to finish the year hard. We are having a record-setting year; all of our businesses are ahead of plan. We have important missions to accomplish and our customers are depending on us. So, let's finish the year strong and continue to deliver the best work we possibly can to our customers.

I'll close by saying I'm exceptionally proud of everything you have accomplished and can't tell you how grateful I am to have been part of the Engility team. Tony, we look forward to working with you and your team going forward.

Operator, back to you.

Operator:	Thanks to all our participants for joining us today. This concludes our webcast. You may now disconnect. Have a good day.

END

No Offer or Solicitation
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Additional Information and Where to Find It
In connection with the proposed acquisition of Engility, SAIC will file with the SEC a registration statement on Form S-4 to register the shares of SAIC common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of SAIC and Engility seeking their approval of the proposed transaction.
WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SAIC, ENGILITY, AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SAIC at its website, www.saic.com, or from Engility at its website, www.engility.com.
Participants in Solicitation
SAIC, Engility, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of SAIC and Engility in connection with the proposed transaction. Information about SAIC’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 29, 2018 and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 25, 2018. Information about Engility’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 2, 2018, and the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 13, 2018. Investors may obtain more detailed information regarding the direct and indirect interests of SAIC, Engility, and their respective executive officers and directors in the transaction by reading the preliminary and definitive joint proxy statement/prospectus regarding the transaction, which will be filed with the SEC.
Forward-Looking Statements
Certain statements in this written communication contain or are based on “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995 that involves risks and uncertainties concerning the proposed transaction between SAIC and Engility, SAIC’s and Engility’s expected financial performance, and SAIC’s and Engility’s strategic and operational plans. In some cases, you can identify forward-looking statements by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” and similar words or phrases. Forward-looking statements in this written communication include, among others, statements regarding benefits of the proposed acquisition (including anticipated future financial operating performance and results), estimates of future revenues, operating income, earnings, earnings per share, charges, backlog, outstanding shares and cash flows, as well as statements about future dividends, share repurchases and other capital deployment plans. These statements reflect our belief and assumptions as to future events that may not prove to be accurate. Actual performance and results may differ materially from the forward-looking statements made in this written communication depending on a variety of factors, including: the possibility that the transaction will not close or that the closing may be delayed; the possibility that SAIC or Engility may be unable to obtain stockholder approval as required for the transaction or that the other conditions to the closing of the transaction may not be satisfied; the risk that Engility will not be integrated successfully into SAIC following the consummation of the acquisition and the risk that revenue opportunities, cost savings, synergies and other anticipated benefits from the merger may not be fully realized or may take longer to realize than expected, diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from the acquisition, difficulties in entering markets in which we have previously had limited direct prior experience, the potential loss of customers and other business partners following announcement of the acquisition, our ability to obtain financing on anticipated terms, compliance with new bank financial and other covenants, assumption of the known and unknown liabilities of the acquired company, recordation of goodwill and nonamortizable intangible assets subject to regular impairment testing and potential impairment charges, incurrence of amortization expenses related to certain intangible assets, assumption that we will enjoy material future tax benefits acquired in connection with the acquisition, developments in the U.S. government defense and intelligence community budgets, including budget reductions, implementation of spending cuts (sequestration) or changes in budgetary priorities; delays in the U.S. government budget process or approval to raise the U.S. debt ceiling; delays in the U.S. government contract procurement process or the award of contracts; delays or loss of contracts as result of competitor protests; changes in U.S. government procurement rules, regulations and practices; our compliance with various U.S. government and other government procurement rules and regulations; governmental reviews, audits and investigations of our company; our ability to effectively compete and win contracts with the U.S. government and other customers; our ability to attract, train and retain skilled employees, including our management team, and to retain and obtain security clearances for our employees; our ability to accurately estimate costs associated with our firm-fixed-price and other contracts; cybersecurity, data security or other security threats, systems failures or other disruptions of our business; resolution of legal and other disputes with our customers and others or legal or regulatory compliance issues, including in relation to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; our ability to effectively deploy capital and make investments in our business; our ability to maintain relationships with prime contractors, subcontractors and joint venture partners; our ability to manage performance and other risks related to customer contracts; the adequacy of our insurance programs designed to protect us from significant product or other liability claims; our ability to declare future dividends based on our earnings, financial condition, capital requirements and other factors, including compliance with applicable laws and contractual agreements; and our ability to execute our business plan and long-term management initiatives effectively and to overcome these and other known and unknown risks that we face. These are only some of the factors that may affect the forward-looking statements contained in this written communication. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors, nor can we predict the impact of each such factor on the proposed transaction or the combined company. For further information concerning risks and uncertainties associated with our business, please refer to the filings on Form 10-K, 10-Q and 8-K that we or Engility make from time to time with the SEC, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Legal Proceedings” sections of our and Engility’s Annual Report on Form 10-K which may be viewed or obtained through the Investor Relations section of our web site at www.investors.saic.com or Engility’s web site at www.engility.com.
All information in this written communication is as of the date hereof. SAIC and Engility expressly disclaims any duty to update any forward-looking statement provided in this written communication to reflect subsequent events, actual results or changes in SAIC’s or Engility’s expectations. SAIC and Engility also disclaims any duty to comment upon or correct information that may be contained in reports published by investment analysts or others.